UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In September 2013 there were not operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives		Quantity	% of participation
			Same type of Shares	Total
Common Shares		1,532,279,718	72.8395	36.4197
Non-Voting Shares		46,367,237	2.2041	1.1020
Closing Balance
Type of Securities/Derivatives		Quantity	% of participation
			Same type of Shares	Total
Common Shares		1,532,279,718	72.8395	36.4197
Non-Voting Shares		46,367,237	2.2041	1.1020

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In September 2013 there were not operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			14,826,048	0.7047	0.3523
Non-Voting Shares			19,604,123	0.9319	0.4659
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			14,826,048	0.7047	0.3523
Non-Voting Shares			19,604,123	0.9319	0.4659

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			0	0.0000	0.0000
Non-Voting Shares			0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			0	0.0000	0.0000
Non-Voting Shares			0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In September 2013 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				468,020		0.0222	0.0111
Non-Voting Shares				1,554,685		0.0739	0.0369
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	3-Sep	47	27.75	R$ 1,304.25
Non-Voting Shares		Sell	3-Sep	800	27.65	R$ 22,120.00
Non-Voting Shares		Sell	4-Sep	1,500	27.71	R$ 41,565.00
Non-Voting Shares		Sell	10-Sep	35	29.80	R$ 1,043.00
Non-Voting Shares		Sell	10-Sep	4,200	29.85	R$ 125,370.00
Non-Voting Shares		Sell	10-Sep	33	29.80	R$ 983.40
Non-Voting Shares		Sell	10-Sep	2,000	29.85	R$ 59,700.00
Non-Voting Shares		Sell	18-Sep	28	31.10	R$ 870.80
Non-Voting Shares		Sell	18-Sep	1,200	31.12	R$ 37,344.00
Non-Voting Shares		Sell	19-Sep	94	30.95	R$ 2,909.30
Non-Voting Shares		Sell	19-Sep	1,200	31.37	R$ 37,644.00
Non-Voting Shares		Sell	23-Sep	28	30.75	R$ 861.00
Non-Voting Shares		Sell	23-Sep	44	30.90	R$ 1,359.60
Non-Voting Shares		Sell	23-Sep	1,200	30.81	R$ 36,972.00
Non-Voting Shares		Sell	23-Sep	200	30.96	R$ 6,192.00
Non-Voting Shares		Sell	30-Sep	28	30.40	R$ 851.20
Non-Voting Shares		Sell	30-Sep	725	30.43	R$ 22,061.75
Non-Voting Shares		Sell	30-Sep	200	30.45	R$ 6,090.00
Non-Voting Shares		Total		13,562		R$ 405,241.30
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				432,030		0.0205	0.0102
Non-Voting Shares				1,288,189		0.0612	0.0306

Note:
Members who left the Board of Executive Officers
Osmar Roncolato Pinho
Maria Izabel Martins Roncolato Pinho - Wife of Mr. Osmar Roncolato Pinho
Leandro Carlos Martins Pinho - Son of Mr. Osmar Roncolato Pinho

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In September 2013 were done the following operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				5,882		0.0002	0.0001
Non-Voting Shares				163,373		0.0077	0.0038
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	16-Sep	600	29.90	R$ 17,940.00
Non-Voting Shares		Total		600		R$ 17,940.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				5,882		0.0002	0.0001
Non-Voting Shares				162,773		0.0077	0.0038

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In September 2013 there were not operations with securities and derivatives in accordance with Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			12,378	0.0005	0.0002
Non-Voting Shares			18,332	0.0008	0.0004
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			12,378	0.0005	0.0002
Non-Voting Shares			18,332	0.0008	0.0004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 10, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.